Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended September 30, 2012
(millions of dollars)
Operating revenues	$5,726
Fuel, purchased power costs and delivery fees	(2,823)
Net gain from commodity hedging and trading activities	875
Operating costs	(890)
Depreciation and amortization	(1,365)
Selling, general and administrative expenses	(683)
Franchise and revenue-based taxes	(87)
Other income	17
Other deductions	7
Interest income	57
Interest expense and related charges	(2,969)
Loss before income taxes	(2,135)
Income tax benefit	741
Net loss	$(1,394)